Cumberland Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and six month periods ended June 30, 2004

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cumberland Resources Ltd. (“Cumberland” or the “Company”) and compares its financial results for the three and six month periods ended June 30, 2004 to the same periods in the previous year.  This MD&A should be read in conjunction with the Company’s annual MD&A for the year-ended December 31, 2003 and the Company’s unaudited interim financial statements for the three and six month periods ended June 30, 2004.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.  This MD&A is made as of August 11, 2004.

This MD&A includes disclosures that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These include expectations regarding completion of mine feasibility studies, mine development programs and statements that describe Cumberland’s future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on risk factors described in section 6 of this MD&A and the Company’s most recent Annual Information Form and Form 40-F.

Additional information relating to Cumberland, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com.

Table of Contents

1.

Summary of Recent Activities

2.

Review of Financial Results

3.

Liquidity and Capital Resources

4.

Financial Outlook

5.

Disclosure of Outstanding Share Data

6.

Risk Factors

1. SUMMARY OF RECENT ACTIVITIES

Cumberland is completing a feasibility study on the Meadowbank gold project.  Initiated in 2003, completion of the feasibility study was extended in early 2004 due in part to global escalations in the anticipated cost of fuel, steel and other construction consumables which impacted the preliminary construction cost estimates for the project.  The Company is completing a 2004 drill program to enhance gold resources at Meadowbank and is progressing on an extensive range of feasibility optimization studies with the goal of completing feasibility in the fall of 2004.

In June 2004 the Company completed its Phase 1 exploration program at Meadowbank, consisting of 90 drill holes in approximately 14,700 metres.    The drill results of the Phase 1 exploration program, which were announced during the third quarter of 2004, achieved the Company’s goal of increasing the open pit potential of the Meadowbank project in support of the ongoing feasibility study.  A $1.9 million Phase 2 exploration program at Meadowbank is ongoing and will continue through September.

During the first quarter of 2004, Cumberland reported revisions to resource estimates at the Meadowbank gold project, incorporating results from the 2003 drill program.  Measured and indicated resources increased by 30% from second quarter 2003 estimates.

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,000	4.30	2,998,000
Inferred	5,700,000	4.30	788,000

* Resource estimates were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.  The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies.  The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

The Company also reported that the Department of Indian Affairs and Northern Development (DIAND) has approved a recommendation made by the Nunavut Impact Review Board (NIRB) for the Meadowbank project to enter the formal project review process for mine development.  The permitting process at Meadowbank will now advance from the project screening process to a “Part 5” NIRB review within the context of the Nunavut Land Claims Agreement.  The next stage of the permitting process requires Cumberland to submit an Environmental Impact Statement (EIS) to NIRB.  The Company anticipates that the Meadowbank EIS study will be filed with NIRB in conjunction with the completion of the feasibility study.

Cumberland’s shares commenced trading on the American Stock Exchange on February 3, 2004 under the symbol CLG.  Cumberland’s shares will continue to trade on the Toronto Stock Exchange under the new stock symbol CLG instead of its previous stock symbol CBD.

During the second quarter, Cumberland confirmed that as of April 30, 2004, Kinross Gold Corporation had acquired (for investment purposes) a total of 4.79 million of the Company’s common shares, or 8.8% of the Company’s outstanding shares.  Since such date, Kinross has increased its share interest in the Company to 6.2 million shares or 11.4% of the Company’s outstanding shares.

Cumberland holds a 22% interest (carried to production) in the Meliadine West gold project located in Nunavut Territory.  A drilling program commenced on this project in June 2004 and is expected to be completed in September 2004.

2. REVIEW OF FINANCIAL RESULTS

a) Critical Accounting Policies and Estimates

The Company’s significant accounting policies are disclosed in Note 2 of the Company’s annual financial statements for the year ended December 31, 2003.  There have been no changes to the Company’s significant accounting policies in 2004.

The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company’s financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.  Actual results will likely differ from these estimates.

Exploration and development costs

The Company expenses all exploration and development costs until it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit).  The costs subsequently incurred to develop the mine on the property are capitalized until mining operations commence.

As at June 30, 2004 the Company has not yet completed a positive economic analysis on any of its mineral properties and therefore all exploration and development costs were expensed in the three and six month periods ended June 30, 2004 and 2003.

Carrying value of mineral property interest acquisition costs

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.  Capitalized amounts may also be written down if future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property.  Management of the Company reviews the carrying value of each mineral property interest periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of each property would be recorded to the extent the carrying value of the investment exceeds the property’s estimated fair value.

Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred resources with insufficient drill hole spacing to qualify as proven and probable mineral reserves and (ii) other mine-related or greenfield exploration potential that are not an immediate part of measured or indicated resources.  The Company’s mineral rights are generally enforceable regardless of whether proven and probable reserves have been established.  The Corporation has the ability and intent to renew mineral rights where the existing term is not sufficient to recover undeveloped mineral interests.

Site closure costs

In 2003, the Company elected to early adopt the provisions of CICA 3110 Asset Retirement Obligations.  In accordance with CICA 3110, the Company accrues the fair value of the site closure costs at the time that the liability is incurred.  Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $0.4 million at June 30, 2004 based on the expected payments of approximately $1.2 million to be made in 2018, discounted at an interest rate of 8.5% per annum.

Accounting for stock-based compensation

In 2003 the Company adopted the fair value based method of accounting for stock option awards granted to employees and directors, as prescribed by CICA 3870 Stock-based Compensation and Other Stock-based payments.  Under this method, the fair value of the stock options is calculated at the date of grant and amortized over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

b) Results of Operations

Three and six month periods ended June 30, 2004 compared to 2003

The Company incurred a net loss of $4.2 million ($0.08 per share) in the second quarter of 2004 compared to $5.4 million ($0.14 per share) in the second quarter of 2003.  The Company’s net loss for the six months ended June 30, 2004 was $5.5 million ($0.10 per share) compared to $7.2 million ($0.18 per share) for the same period in 2003.  The decrease in net loss for these periods is a result of gains realized on a partial sale of an investment in 2004 and decreases in exploration and development costs in 2004, partially offset by increases in other expenses, including general and administrative expenses, insurance and other corporate expenditures.

During the three and six month periods ended June 30, 2004 the Company realized gains of $0.5 million and $1.3 million respectively on sales of shares in Eurozinc Mining Corporation (“Eurozinc”).  There were no sales of Eurozinc shares in the first six months of 2003.

During the three and six month periods ended June 30, 2004 the Company’s interest and other revenue increased to $0.24 million and $0.53 million respectively from $0.15 million and $0.31 million for the three and six month periods ended June 30, 2003.  These increases relate to increased interest income from the higher balances of cash and short-term investments in 2004.  The Company raised approximately $35.8 million of additional funds subsequent to the second quarter of 2003 through a private placement and exercises of warrants and stock options.

In January 2004 and January 2003, the Company received an annual $0.5 million option payment from the operator of the Meliadine West joint venture in accordance with the option agreement signed in 1995.  The Company had no operating revenues in the first six months of 2004 or 2003, as it had not commenced mining operations.

For the three month period ended June 30, 2004 the Company incurred exploration and development costs on the Meadowbank project of $3.9 million compared to $4.6 million for the same period in 2003.  The Phase 1 drilling program in 2003 was focused on infill drilling to facilitate completion of the Meadowbank feasibility study.  Additional costs associated with the timely completion of the 2003 program, including helicopter related costs, resulted in higher exploration costs than in the current year.

For the six month period ended June 30, 2004 the Company incurred exploration and development costs on the Meadowbank project of $6.0 million compared to $6.5 million for the same period in 2003.  The decreases in the Phase 1 exploration costs, as described above, were partially offset by a $0.4 million increase in project development costs in the first six months of 2004 related to feasibility studies and mine development permitting requirements at Meadowbank.

Exploration and development costs for the three and six month periods ended June 30, 2003 also includes $0.3 million of costs related to the Company’s 50% owned Meliadine East property.  No significant costs have been incurred on this property in the first six months of 2004.

Other expenses, including general and administrative and corporate expenses, were $1.0 million and $1.9 million respectively for the three and six month periods ended June 30, 2004 compared to $0.7 million and $1.3 million respectively for the three and six month periods ended June 30, 2003.  The increases in other expenses primarily relate to the higher level of activity and required management staff in 2004, significant increases in corporate insurance costs, increased legal fees, and additional stock exchange listing fees in 2004 related to the Company’s listing on the American Stock Exchange.

c) Summary of Quarterly Results

The table below sets out the quarterly results, expressed in thousands of Canadian dollars, for the past eight quarters:

	2004		2003				2002
	Second	First	Fourth	Third	Second	First	Fourth	Third

Option receipts	-	500,000	-	-	-	500,000	-	-
Other income	732,859	1,107,954	340,527	402,024	151,357	162,169	138,053	150,828

Exploration and development costs	(3,937,040)	(2,039,047)	(1,532,185)	(3,265,246)	(4,830,789)	(1,883,949)	(1,217,001)	(3,345,401)
Stock-based compensation	(204,845)	(224,690)	(810,562)	(125,600)	(211,850)	(333,600)	-	-
Other expenses	(760,328)	(717,507)	(514,568)	(706,396)	(501,239)	(274,532)	(494,495)	(303,809)

Net loss	(4,169,354)	(1,373,290)	(2,516,788)	(3,695,218)	(5,392,521)	(1,829,912)	(1,573,443)	(3,498,382)
Net loss per share	(0.08)	(0.03)	(0.05)	(0.07)	(0.13)	(0.05)	(0.04)	(0.10)

As disclosed in Note 1(b) of the interim financial statements for the periods ended June 30, 2004, and in the annual MD&A and audited financial statements for the year-ended December 31, 2003, the comparative quarterly financial results for 2003 and 2002 were previously restated to reflect the retroactive adoption of CICA 3110 Asset Retirement Obligations and the adoption of CICA 3870 Stock Based Compensation and Other Stock-Based payments.  Both CICA 3110 and CICA 3870 were adopted by the Company in the fourth quarter of 2003.

Option receipts are received from the operator of the Meliadine West joint venture in the first quarter of the fiscal year.  The majority of exploration costs are incurred in the second and third quarters due to the seasonal weather conditions in Nunavut Territory.

3. LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity at June 30, 2004 is cash and cash equivalents and short-term investments of $40.8 million (December 31, 2003 - $46.4 million).  The majority of this amount is invested in highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances, with maturities through December 7, 2004.  The counter-parties include corporations, financial institutions and the Canadian government.

The Company’s principal sources of cash during the first six months of 2004 were proceeds from the sale of shares in Eurozinc Mining ($1.5 million), the issuance of common shares from exercise of warrants and options ($0.6 million) and option receipts from the operator of the Meliadine West joint venture ($0.5 million).

The Company used $6.7 million of net cash in operating activities, which includes approximately $5.9 million of exploration and development costs on the Company’s 100% owned Meadowbank property.  The Company also spent $0.8 million on acquisition of capital assets in the first six months of 2004.

At June 30, 2004 the Company had working capital of $40.5 million compared to $45.8 million at December 31, 2003.

Short term investments include an amount of $0.04 million in respect of a government bond arising from the land use agreement entered into with Kivalliq Inuit Association for protection against environmental accidents.

Commitments and contractual obligations

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Three of these agreements also provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As of June 30, 2004, the estimated contingent payment with respect to such bonuses is approximately $1.2 million, none of which has been accrued.

The Company has estimated future costs of $1.2 million (December 31, 2003 - $1.1 million) to be incurred in 2018 related to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.  The estimated fair value of this future obligation is accrued as a liability on the Company’s balance sheet in the amount of $0.4 million as at June 30, 2004.

The Company did not enter into any significant new operating or capital lease agreements in the first six months of 2004.  The Company has a contingent loan balance of approximately $14.2 million at June 30, 2004 (December 31, 2003 - $13.7 million).  This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

4. FINANCIAL OUTLOOK

The Company expects to incur an additional $1.9 million on exploration of the Meadowbank property during the remainder of 2004.  The majority of these exploration costs are expected to be incurred in the third quarter due to the seasonal weather conditions in Nunavut Territory.  The Company also estimates that environmental and permitting costs together with the cost to complete the feasibility optimization studies at Meadowbank property will total approximately $1 million during the remainder of 2004.

The Company expects to incur approximately $0.7 million in general and administrative costs and $0.5 million of other corporate expenses (consisting of insurance, public relations and investor relations) during the remainder of 2004.  In addition, during this same period, the Company expects to incur an additional $1.5 million in stock-based compensation expense.

The Company anticipates having working capital of approximately $36 million as of December 31, 2004.

The Company’s share of exploration costs on its mineral property interest in Meliadine East is expected to be nominal in 2004.  In addition, the Company’s share of 2004 exploration costs on its joint venture interest in Meliadine West will again be fully financed by the operator of this joint venture through the Company’s contingent non-recourse loan.

As of June 30, 2004, the Company held 1.9 million shares of Eurozinc with a market value of $1.3 million based on the quoted share trading price at June 30, 2004.  The Company disposed of 2.7 million shares in the six month period ended June 30, 2004 and will consider additional share sales in the future should favorable opportunities arise.

Assuming the results of the feasibility study confirm that Meadowbank is both economically viable and financeable, substantial long-term financing would be required to develop and construct the property.  Currently, the Company anticipates that such financing would be derived from a combination of debt and equity financing.

The Company does not have operating revenues, however, the ultimate success of Meadowbank will also be dependent on, among other factors, the U.S. dollar price of gold as well as the U.S. dollar currency exchange rate relative to the Canadian dollar.  In addition, if the Company were able to partially finance the development of Meadowbank with long-term debt financing, the Company’s future profitability would likely be sensitive to market interest rates.

5.  DISCLOSURE OF OUTSTANDING SHARE DATA

	Warrants outstanding	Stock options outstanding	Common shares outstanding	Share capital $
Balance, June 30, 2004	5,366,350	2,856,128	54,413,941	$111,389,521
Warrants expired	(5,366,350)	-	-	-
Options granted	-	1,050,000	-	-
Balance, August 11, 2004	0	3,906,128	54,413,941	$111,389,521

At June 30, 2004 there were 5,366,350 warrants outstanding to purchase 5,366,350 common shares of the Company at a weighted average exercise price of $3.72 per share until July 29, 2004.  On July 29, 2004, these warrants expired unexercised.

On July 30, 2004 the Company granted 1,050,000 stock options with an exercise price of $2.02 per share.  The majority of these options vest immediately and expire on July 30, 2009.  Also effective July 30, 2004 the Company repriced 277,000 options previously granted to non-insider employees with a weighted average exercise price of $4.73.  These options now have an exercise price of $2.02, with no change to the vesting terms or expiry dates.

6.  RISK FACTORS

In conducting its business, the Company faces a number of risks.

Speculative Nature of Mineral Exploration and Uncertainty of Development Projects

Mineral exploration is highly speculative in nature, involves many risks and is frequently not productive. There can be no assurance that our exploration efforts will be successful. Success in identifying and increasing mineralized material and converting such mineralized material to reserves is the result of a number of factors, including the quality of a company’s management, its level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineral resources are discovered, it may take many years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish mineralized material and proven and probable reserves through drilling, to determine the optimal metallurgical process to extract metals from the ore and to construct mining and processing facilities and related access, transportation, power and fuel infrastructures, particularly in environmentally sensitive remote locations, such as the areas of Nunavut where our properties are located. As a result of these uncertainties, no assurance can be given that our exploration programs will result in commercial mining operations.

Development projects have no operating history upon which to base estimates of future cash operating costs

Particularly for development projects, estimates of mineral resources and proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold or diamonds, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

Operations Risks

The business of exploratory searches for minerals and the business of mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions and bullion losses. Such risks could result in damage to, or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Our properties are located at high latitudes and, as a result, conducting exploration, construction or mining operations may be hampered by severe weather conditions.

Risks of Non-Availability of Insurance

Where considered practical to do so, we maintain insurance against risks in the operation of our business in amounts, which we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risks. We may become subject to liability for cave-ins, pollution or other hazards against which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration and mining activities.

Financing Risks and Dilution

Although we currently have sufficient financial resources to undertake our presently planned exploration and development program at Meadowbank, further exploration on, and development of, our mineral properties in Nunavut will require additional capital. In addition, a positive production decision on our Meadowbank project would require significant additional capital for project engineering and construction. Accordingly, the continuing exploration and development of our projects depends upon our ability to obtain equity and debt financing on reasonable terms. There is no assurance the Company will be successful in obtaining the required financing. If we are unable to acquire additional capital we will be forced to curtail exploration and development activities and general administrative spending and may seek to joint venture or farm-out some of our properties. In addition to the need to complete additional equity financings in order to advance our exploration and development projects, there are a number of outstanding securities and agreements pursuant to which our common shares may be issued in the future. This would result in further dilution to our shareholders.

Mineral Resources

The mineral resources described in this document are estimated only and no assurance can be given that inferred, indicated or measured resources will be moved to higher confidence levels or that any proven or probable reserve will be discovered or that any particular level of recovery of minerals will in fact be realized or that identified mineral resources material will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineral resources ultimately mined may differ from that indicated by drilling results and such differences could be material. While the Company’s resources are estimated by independent and experienced third parties, material changes in mineral resources, grades, stripping ratios and recovery rates as well as declines in the market price of gold may affect the economic viability of projects. “Mineralized material” has a great amount of uncertainty as to its existence and a great uncertainty as to its economic and legal feasibility. It cannot be assumed that mineral resources will ever be upgraded to reserves.

Limited Operating History: Losses

We have limited experience in the development of mines and in the construction of facilities required to bring mines into production. We have relied and may continue to rely upon external consultants and others for expertise in these areas. We may determine that it is not commercially feasible or it is impractical to commence commercial production on our projects or, if commenced, to continue commercial operations.

We have no experience in mining or processing of metals. We have experienced, on a consolidated basis, losses in all years of operations. As at June 30, 2004, our deficit on a consolidated basis totalled $60,748,266. All of our activities have been of an exploration nature. There can be no assurance that we will generate profits in the future.

Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of our common shares fluctuated from a high of $5.25 to a low of $0.80 within our two most recent fiscal years, being 2003 and 2002.  Share price fluctuations are likely to continue in the future.

Gold Price Volatility

The market price of gold is volatile and cannot be controlled. If the price of gold should drop significantly, the economic prospects of the projects in which we have an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of gold are discovered, a profitable market may exist for the sale of gold. Factors beyond our control could affect the marketability of any gold discovered or produced. Gold prices have fluctuated widely, particularly in recent years. The marketability of gold is also affected by numerous other factors beyond our control, including government regulations relating to royalties and allowable production, the effect of which cannot be accurately predicted.

Factors tending to affect the price of gold include:

-

the relative strength of the U.S. dollar against other currencies;

-

government sale or lending of gold bullion, and perceptions of their future intentions;

-

government monetary and fiscal policies:

-

expectations of the future rate of global monetary inflation and interest rates;

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general economic conditions and the perception of risk in capital markets;

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political conditions including the threat of terrorism or war and restrictions on holding of gold;

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speculative trading;

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investment demand for gold;

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supply of gold from production, disinvestents and scrap recycling.

Currency Fluctuations

Currency fluctuations may affect the operating revenue that the Company realizes in the future.  Gold is sold throughout the world based principally on the U.S. dollar price, but most of the Company’s capital costs and expenses are expected to be incurred in Canadian dollars.  The appreciation of the Canadian dollar against the U.S. dollar could result in a decrease in the Company’s future operating revenue in Canadian dollar terms.  Conversely, a depreciation of the Canadian dollar against the U.S. dollar could result in an increase in the Company’s future operating revenue in Canadian dollar terms.

Impact of Price increases on Construction Items

The amount of capital costs associated with the development of a mining property would be adversely impacted by escalations in the price of items related to construction, including steel, fuel, concrete and other construction consumables.  Such price escalations are affected by numerous factors beyond the Company’s control.

Title Matters

Some of the mining claims in which we have an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims have not been converted to lease and tenure, and are, accordingly, subject to annual compliance with assessment work requirements.  Other parties may dispute our title to mining properties. All of the claims on the Meadowbank property have been surveyed and converted to leases. While we have diligently investigated title to all mineral claims and, to the best of our knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Competition for Mineral Land

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered having commercial potential. We compete with other mining companies, many of which have greater financial resources than us, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Key Executives

We are dependent on the services of key executives, including our President and Chief Executive Officer, our Chief Financial Officer and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees may adversely affect our business and future operations.

Environmental and Other Regulatory Requirements

At present, none of our properties are at the development stage. However, when a property is identified as having economic potential, government approvals, permits and licences will be required. These approvals, permits and licences will include water licenses, land use permits, fuel storage permits, mine construction and mining operations licences, which include mine waste and tailings disposal sites. Delays in obtaining or any failure to secure such approvals, permits and licences could materially adversely affect our financial performance. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted. Before production can commence on any properties we must obtain regulatory approval and there is no assurance that such approvals will be obtained.   Under the current regulations, approval to develop a mining operation at the Meadowbank gold project requires a thorough environmental review process conducted by the Nunavut Impact Review Board with final approvals by the Federal Government.  Although the Company believes its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development.

Conflicts of Interest

Certain of our directors and officers serve as directors or officers of other natural resource companies or have significant shareholdings in natural resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. Under the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.